NEWS RELEASE

InNexus Biotechnology Retains the Investor Relations Group of New York

BRITISH COLUMBIA, CANADA – 27 JULY 2007 – InNexus Biotechnology Inc. (IXSBF.OB; IXS.V-TSX), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, has retained New York City based The Investor Relations Group, Inc. (“IRG”) to serve as its financial relations and corporate communications firm.

Wade Brooksby, Chief Financial Officer of InNexus commented, "InNexus’ versatile technology and approach can work on a host of antibody types and therapies. We re-engineer these antibodies making them more effective, increasing potency and developing new antibodies.  InNexus looks forward to working with IRG to ensure that our achievements and message reaches the investment community and financial and trade publications.”

The agreement is subject to TSX Venture approval and IRG holds no interest, directly or indirectly, nor has any right to acquire interest in InNexus Biotechnology Inc.

About IRG

IRG offers a full-service corporate communications program designed to suit the many unique needs of Alternative Public Offering (APO) companies. The program utilizes a proprietary, targeted approach to reach institutional investors, analysts, and the media-at-large. For further information, please visit the company's website at www.investorrelationsgroup.com

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL(TM)) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL(TM) antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF THE DIRECTORS

“Jeff Morhet”

____________________________

 JEFF MORHET

President/CEO

Contacts

InNexus Biotechnology Inc. Wade Brooksby, CFO, 480-862-7500 wbrooksby@ixsbio.com www.ixsbio.com	The Investor Relations Group, Inc. Investor Relations: Christine Berni/Joe Triunfo, 212-825-3210 cberni@investorrelationsgroup.com jtriunfo@investorrelationsgroup.com

Endnotes

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